UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________

SCHEDULE 14F-1
___________________________________

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

MONEYLOGIX GROUP, INC.
(Exact name of registrant as specified in its corporate charter)

000-30424
(Commission File No.)
Nevada	33-0680443
(State of Incorporation)	(IRS Employer Identification No.)

61 Bowan Court
Toronto, Ontario, Canada M2K 3A7
(Address of principal executive offices)

(905) 761-1400
(Registrant’s telephone number)
____________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
____________________________________________________________________________

MONEYLOGIX GROUP, INC.

61 Bowan Court
Toronto, Ontario, Canada M2K 3A7

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about July 9, 2010 to the holders of record at the close of business on July 9, 2010 (the “Record Date”) of the common shares, par value $0.001 per share (“Common Shares”) of Moneylogix Group, Inc., a Nevada corporation (“Moneylogix”), in connection with the change of control and composition of the board of directors of the Company (the “Board of Directors”) as contemplated by a share exchange agreement, dated June 30, 2010 (the “Share Exchange Agreement”), by and among Moneylogix, Gary Cilevitz (“Cilevitz”) and Alex Haditaghi (“Haditaghi”) (the “Current Directors”), both acting in their capacity as officers of Moneylogix, Panacea Global, Inc., a corporation organized under the laws of Delaware (“Panacea”) and the shareholders of Panacea (the “Panacea Shareholders”). Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to Moneylogix.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our shareholders.

A copy of the Share Exchange Agreement has been filed with the Securities and Exchange Commission (“SEC”) as Exhibit 2.1 to a current report on Form 8-K that was filed on or about July 8, 2010.

On the Record Date, 89,363,586 Common Shares were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On June 30, 2010, we entered into the Share Exchange Agreement, pursuant to which we acquired 100% of the issued and outstanding shares of common stock of Panacea in exchange for 74,800,000 shares of our common stock  representing 83.7% of the issued and outstanding equity interest and voting rights of the Company. The signing of the Share Exchange Agreement and the transactions contemplated thereby resulted in a change of control of the Company.

On the Closing Date, the Current Directors submitted their resignation from our Board of Directors and appointed Mr. Sethi Binnay (“Binnay”) and Dr. Moshiri Mahmood (“Mahmood”) (the “Incoming Directors”) to our Board of Directors. The Current Directors’ resignations and the appointment of the Incoming Directors will become effective on the 10th day following the mailing of this Information Statement to our shareholders (the “Effective Date”).

To the best of our knowledge, except as set forth in this Information Statement, the incoming director is not currently a director of the Company, did not hold any position with the Company nor has been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of the date hereof with respect to the beneficial ownership of the outstanding shares of our common stock immediately following execution of the Share Exchange Agreement by (i) our officers and directors; (ii) each person known by us to beneficially own five percent (5%) or more of our outstanding shares; and (iii) our officers and directors as a group.

Title of Class	Name of Beneficial Owner of Shares	Position	Amount of shares held by Owner	Percent of Class (1)

Common	Sethi Binnay	Chief Executive Officer, Chief Financial Officer, Director	1,000,000	0.01%
Common	Moshiri Mahmood	Secretary, Director	14,800,000	16.7%
Common	Marciafor Holdings, Inc.		8,000,000	8.9%
Common	Bowen Financial Advisory Group		8,500,000	9.5%
Common	Majid Haditaghi		8,200,000
Common	Masoud Ataei Nia		7,000,000	7.8%
Common	Panacea Pharmaceuticals Inc.,		35,500,000	39.7%
Common	All Executive Officers and Directors as a group (2 persons)		15,800,000	17.6%

(1)	The percentages listed in the percent of class column are based upon 89,363,586 issued and outstanding shares of Common Stock.

Changes in Control

There are currently no arrangements which may result in a change of control of the Company.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Share Exchange Agreement, our Board of Directors consisted of Gary Cilevitz and Alex Haditaghi, who were elected to serve until their successors are duly elected and qualified.  Mr. Cilevitz and Mr. Haditaghi have submitted letters of resignation and Sethi Binnay and Moshiri Mahmood have been appointed to our Board of Directors. The resignation of Mr. Cilevetz and Mr. Haditaghi and the appointment of Sethi Binnay and Moshiri Mahmood will become effective on the Effective Date. On the Closing Date, our Board of Directors appointed the new executive officers as listed below.

Directors and Executive Officers

The names of our current officers and directors and the incoming directors, as well as certain information about them, are set forth below:

Name	Age	Position
Binnay Sethi (1)	44	Chief Executive Officer, Chief Financial Officer, Director
Moshiri Mahmood (1)	55	Secretary, Director
Alex Haditaghi (2)	36	Chairman of the Board of Directors
Gary Cilevitz (3)	40	Director, Chief Executive Officer, Chief Financial Officer

(1)	Will become an officer and director on the Effective Date.
(2)	Former Chairman prior to June 28, 2010 and current director until the Effective Date.
(3)	Former Chief Executive Officer, Chief Financial Officer, and President

Binnay Sethi, President, CEO, CFO and Director

Binnay Sethi is currently the CEO of Binalli Vision, one of the largest building maintenance companies in Canada. Binalli Vision has over 500 clients and employs over 400 people. He founded the company in 1995 and has grown the organization from inception. He has started and managed numerous companies throughout his career focused in the building maintenance area along with real property administration. Prior to Binalli Vision, Binnay owned multiple Subway franchises around Toronto and sold them in 1995. He has studied Business and International business at York University and Seneca College.

Moshiri Mahmood, Secretary and Director

Since 1990, Moshiri Mahmood has been on the faculty at several medical universities including Zahedan University of Medical Sciences, Yazd University of Medical Sciences, Iran University of Medical Sciences, and Rajaei Cardiovascular Research Center, Tehran, Iran. Dr. Moshiri has extensive experience in teaching and practicing medicine and performing clinical researches focusing on preventive medicine, nutrition and cancer pathology, and cardiovascular health. He has published extensively on the subject of pathology in preventive and therapeutic disciplines during the last 20 years. Dr. Moshiri has hosted numerous newscasts in the health and preventive fields for Iranian National TV in Iran. In addition to his media expertise, his articles have been published in many American, European, and Asian medical journals. He has been a contributing author of medical books published in North America including Antioxidant in Human Health and Diseases, Canada, 1998 and Frontiers in Cardiovascular Health, Boston, USA. Dr. Moshiri has been an Organizing Member, and International Advisory Board Member and Speaker in many World Congresses on Clinical Nutrition and Medicine including the World Congress on Clinical Nutrition in China 1995, Iran 1996, Canada, Banff 1997, India 1999, Iran 1999, Mexico 1998, Canada, Alberta University 2007. Mr. Mahmood graduated from Esfahan Medical School in 1978, obtained his MD from Iran University of Medical Sciences, and received his degree in Clinical and Anatomical Pathology from Beheshti School of Medicine in Tehran, Iran. From 1997 to 2007, Dr. Moshiri served as Vice President of the International College of Nutrition; and has won two Medical World Congress Awards (1997 Banff, Canada, and 2007 Alberta University, Canada). He is the President of Proteus Imaging Canada. Directors are elected until their successors are duly elected and qualified.

Alex Haditaghi, Chairman of the Board of Directors

Alex Haditaghi has been working in the mortgage industry since 1999. He has worked with some of the top financial institutions in the country and has solid relationships with leading mortgage brokers and lenders. Realizing a need for an online mortgage brokerage in Canada, Mr. Haditaghi formed Lending Tree Canada in 2000, serving as CEO and President until he founded MortgageBrokers.com in 2005.

Gary Cilevitz, Director, Chief Executive Officer, Chief Financial Officer and President

Mr. Cilevitz is a CA with 15 years experience in Canadian and American accounting with a focus in high growth public companies. Prior to Moneylogix, Mr. Cilevitz held the position of CFO at Richview Resources Inc., a TSX listed company. During his tenure at Richview, he managed all finance, accounting, disclosure and regulatory filings.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

Transactions with Related Persons

We do not have any transactions with related persons.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

As we increase the size of our Board of Directors and gain independent directors, we expect to prepare and adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions.” For purposes of our policy only, a “related-person transaction” will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person will not be covered by this policy. A related person will be any executive officer, director or a holder of more than five percent of our ordinary shares, including any of their immediate family members and any entity owned or controlled by such persons.

We anticipate that, where a transaction has been identified as a related-person transaction, the policy will require management to present information regarding the proposed related-person transaction to our audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our Board of Directors) for consideration and approval or ratification. Management’s presentation will be expected to include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available.

To identify related-person transactions in advance, we are expected to rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related-person transactions, our Board of Directors will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the effect on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

We also expect that the policy will require any interested director to excuse himself or herself from deliberations and approval of the transaction in which the interested director is involved.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Board Meetings and Annual Meeting

During fiscal year ended December 31, 2009, our Board of Directors did not meet. We did not hold an annual meeting in 2009.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, our new management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process. The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Shareholder Communications

Our Board of Directors does not currently provide a process for shareholders to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for shareholder communications in the future.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table sets forth all cash compensation paid by Moneylogix, for the year ended December 31, 2009.

Name and Position	Year	Salary	Bonus	Stock Compensation	All Other Compensation	Total
Majid Haditaghi (Chairman and	2009	-	-	-	-	-
CEO)	2008	-	-	-	-	-
Alex Haditaghi (Chairman)	2009	$16,500	-	-	-	$16,500
Gary Cilevitz (CEO, CFO and President)	2009	$46,250	-	-	$32,400	$78,650

Employment Agreements

The Company has not entered into any employment agreements with our executive officers or other employees to date.

Grants of Plan-Based Awards

No plan-based awards were granted to any of our named executive officers during the fiscal year ended December 31, 2009.

Outstanding Equity Awards at Fiscal Year End

No unexercised options or warrants were held by any of our named executive officers at December 31, 2009. No equity awards were made during the fiscal year ended December 31, 2009.

Option Exercises and Stock Vested

No options to purchase our capital stock were exercised by any of our named executive officers, nor was any restricted stock held by such executive officers vested during the fiscal year ended December 31, 2009.

Pension Benefits

No named executive officers received or held pension benefits during the fiscal year ended December 31, 2009.

Nonqualified Deferred Compensation

No nonqualified deferred compensation was offered or issued to any named executive officer during the fiscal year ended December 31, 2009.

Potential Payments upon Termination or Change in Control

Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

Compensation of Directors

No member of our Board of Directors received any compensation for his services as a director during the fiscal year ended December 31, 2009.

Compensation Committee Interlocks and Insider Participation

During the fiscal year 2009 we did not have a standing compensation committee. Our Board of Directors were responsible for the functions that would otherwise be handled by the compensation committee. All directors participated in deliberations concerning executive officer compensation, including directors who were also executive officers, however, none of our executive officers received any compensation during the last fiscal year. None of our executive officers has served on the Board of Directors or compensation committee (or other committee serving an equivalent function) of any other entity, any of whose executive officers served on our Board or Compensation Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Moneylogix Group, Inc., has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 9, 2010

Moneylogix Group, Inc.

By: /s/ Gary Cilevitz
Name: Gary Cilevitz
Title: Chief Executive Officer